SECURITIES AND EXCHANGE COMMISSION

Investment Company Act Release No. 34491; 812-15276

John Hancock Asset-Based Lending Fund and John Hancock Investment Management LLC;

January 31, 2022

AGENCY: Securities and Exchange Commission ("Commission").

ACTION: Notice.

Notice of an application under section 6(c) of the Investment Company Act of 1940 (the "Act") for an exemption from sections 18(a)(2), 18(c) and 18(i) of the Act and for an order pursuant to section 17(d) of the Act and rule 17d-1 under the Act.

Summary of Application: Applicants request an order to permit certain registered closed end investment companies to issue multiple classes of shares of beneficial interest with varying sales loads and to impose asset-based distribution and/or service fees.

Applicants: John Hancock Asset-Based Lending Fund (the "Trust"), and John Hancock Investment Management LLC (the "Advisor").

Filing Dates: The application was filed on October 21, 2021, and amended on November 5, 2021, and January 10, 2022.

Hearing or Notification of Hearing: An order granting the requested relief will be issued unless the Commission orders a hearing. Interested persons may request a hearing on any application by e-mailing the SEC's Secretary at Secretarys-Office@sec.gov and serving the relevant applicant with a copy of the request by e-mail, if an e-mail address is listed for the relevant applicant below, or personally or by mail, if a physical address is listed for the relevant applicant below.

Hearing requests should be received by the Commission by 5:30 p.m. on February 25, 2022, and should be accompanied by proof of service on applicants, in the form of an affidavit or, for lawyers, a certificate of service. Pursuant to rule 0-5 under the Act, hearing requests should state the nature of

the writer's interest, any facts bearing upon the desirability of a hearing on the matter, the reason for the request, and the issues contested. Persons who wish to be notified of a hearing may request notification by emailing the Commission's Secretary.

ADDRESSES: mark.goshko@klgates.com and pablo.man@klgates.com.

FOR FURTHER INFORMATION CONTACT: Lisa Reid Ragen, Branch Chief, at (202) 551-6825 (Division of Investment Management, Chief Counsel's Office).

SUPPLEMENTARY INFORMATION: For Applicants' representations, legal analysis, and condition, please refer to Applicants' application, dated January 10, 2022, which may be obtained via the Commission's website by searching for the file number, using the Company name box, at http://www.sec.gov/search/search.htm, or by calling (202) 551-8090.

For the Commission, by the Division of Investment Management, under delegated authority.

J. Matthew DeLesDernier
Assistant Secretary